Exhibit 23.3

CONSENT OF INDEPENDENT RESERVOIR ENGINEERS

The Board of Directors,
Storm Cat Energy Corporation

We hereby consent to the incorporation by reference in the Registration Statements of Storm Cat Energy Corporation ("Storm Cat") and its subsidiaries on Form S-1 of the reference to Sproule Associates, Inc. and the inclusion and incorporation by reference of information derived from our report evaluating Storm Cat's petroleum and natural gas reserves, as of December 31, 2004, in the Annual Report on Form 10-K for the year ended December 31, 2006 of Storm Cat and its subsidiaries filed with the Securities and Exchange Commission.  We also consent to the reference to us under the heading "Experts" in such Registration Statement.

SPROULE ASSOCIATES, INC.

/s/ R. Keith MacLeod, P.Eng.
By:
R. Keith MacLeod, P.Eng.
President

Denver, Colorado
January 22, 2008